Exhibit 99.1

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1            Name and Address of Reporting Issuer

AltaGas Ltd. ("AltaGas" or the "Corporation")

1700, 355 – 4th Avenue S.W.

Calgary, Alberta T2P 0J1

Item 2            Date of Material Change

November 21, 2022.

Item 3            News Release

The news release with respect to the material change referred to in this material change report was disseminated by the Corporation through a recognized newswire on November 21, 2022, and subsequently filed under the Corporation's profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Item 4            Summary of Material Change

On November 21, 2022, the Corporation announced that Randy Crawford, President and Chief Executive Officer, will retire from AltaGas in the first half of 2023 as part of a planned leadership succession process.

Item 5            Full Description of Material Change

On November 21, 2022, the Corporation announced that Randy Crawford, President and Chief Executive Officer, will retire from AltaGas in the first half of 2023 as part of a planned leadership succession process. During this period, the AltaGas Board of Directors will complete its work with external advisors to evaluate internal and external candidates. This timeline will ensure an orderly transition, as Mr. Crawford will remain in his role until a successor is named, which is focused on delivering the best outcomes for all of AltaGas' stakeholders.

Item 6            Reliance on Subsection 7.1(2) of National Instrument 51-102–Continuous Disclosure Obligations

Not applicable.

Item 7            Omitted Information

Not applicable.

Item 8            Executive Officer

The following senior officer of the Corporation is knowledgeable about the material change and this material change report, and may be contacted as follows:

Bradley B. Grant, Executive Vice President and Chief Legal Officer

Telephone: (403) 691-7575

Item 9            Date of Report

November 23, 2022.

Forward-Looking Statements

This material change report contains forward-looking information (forward-looking statements). Words such as "may", "can", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "aim", "seek", "propose", "contemplate", "estimate", "focus", "strive", "forecast", "expect", "project", "target", "potential", "objective", "continue", "outlook", "vision", "opportunity" and similar expressions suggesting future events or future performance, as they relate to the Corporation or any affiliate of the Corporation, are intended to identify forward-looking statements. In particular, this material change report contains forward-looking statements with respect to, among other things, leadership succession planning, business objectives and expected performance. Specifically, such forward-looking statements included in this document include, but are not limited to, statements with respect to expected execution of AltaGas' CEO succession plan, including process, timing, oversight and outcomes.

These statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events and achievements to differ materially from those expressed or implied by such statements. Such statements reflect AltaGas' current expectations, estimates, and projections based on certain material factors and assumptions at the time the statement was made. Material assumptions include, without limitation, the performance of the businesses and access to qualified personnel. AltaGas' forward-looking statements are subject to certain risks and uncertainties which could cause results or events to differ from current expectations, including, without limitation: risk related to pandemics, epidemics or disease outbreaks, including COVID-19; operating risk; political uncertainty and civil unrest; reputation risk; general economic conditions; impact of competition in AltaGas' businesses; key personnel; risk management costs and limitations; cost of providing retirement plan benefits; and the other factors discussed under the heading "Risk Factors" in the Corporation's Annual Information Form for the year ended December 31, 2021 and set out in AltaGas' other continuous disclosure documents.

Many factors could cause AltaGas' actual results, performance or achievements to vary from those described in this material change report, including, without limitation, those listed above and the assumptions upon which they are based proving incorrect. These factors should not be construed as exhaustive. Should one or more of these risks or uncertainties materialize, or should assumptions underlying forward-looking statements prove incorrect, actual results may vary materially from those described in this material change report as intended, planned, anticipated, believed, sought, proposed, estimated, forecasted, expected, projected or targeted and such forward-looking statements included in this material change report, should not be unduly relied upon. The impact of any one assumption, risk, uncertainty, or other factor on a particular forward-looking statement cannot be determined with certainty because they are interdependent and AltaGas' future decisions and actions will depend on management's assessment of all information at the relevant time. Such statements speak only as of the date of this material change report. AltaGas does not intend, and does not assume any obligation, to update these forward-looking statements except as required by law. The forward-looking statements contained in this material change report are expressly qualified by these cautionary statements.

Additional information relating to AltaGas, including its quarterly and annual MD&A and Consolidated Financial Statements, AIF and press releases are available through AltaGas' website at www.altagas.ca or through SEDAR at www.sedar.com.